UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Nobuaki Kurumatani
Name: Nobuaki Kurumatani
Title: Director

Date:    May 29, 2013

Sumitomo Mitsui Financial Group, Inc.

(Code: 8316)

Notice Regarding Completion of Sale of SMFG Shares by SMBC

Tokyo, May 29, 2013 — Sumitomo Mitsui Banking Corporation (President: Takeshi Kunibe, “SMBC”), a subsidiary of Sumitomo Mitsui Financial Group, Inc. (President: Koichi Miyata, “SMFG”), has completed selling its parent’s shares (SMFG shares) owned by SMBC through a securities disposal trust (yukashoken shobun shintaku), announced in the “Notice Regarding Sale of SMFG shares by SMBC” dated April 26, 2013.

1. Details of the securities disposal trust (yukashoken shobun shintaku)

(1) Type of shares entrusted	Common Stock of SMFG

(2) Total number of shares entrusted	13,340,000 shares

(3) Trustor and beneficiary	Sumitomo Mitsui Banking Corporation

2. Date of completion of sale

May 28, 2013